UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ORIC PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68622P109

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68622P109	13G

1.	NAMES OF REPORTING PERSONS The Column Group II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,768,181 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,768,181 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,768,181 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by TCG II LP (as defined in Item 2(a) below). TCG II GP LP (as defined in Item 2(a) below) is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 36,348,986 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its final prospectus dated November 12, 2020 and filed with the Securities and Exchange Commission on November 13, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Prospectus”).

CUSIP No. 68622P109	13G

1.	NAMES OF REPORTING PERSONS The Column Group II GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,768,181 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,768,181 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,768,181 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by TCG II LP. TCG II GP LP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 36,348,986 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Prospectus.

CUSIP No. 68622P109	13G

1.	NAMES OF REPORTING PERSONS David Goeddel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,768,181 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,768,181 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,768,181 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by TCG II LP. TCG II GP LP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 36,348,986 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Prospectus.

CUSIP No. 68622P109	13G

1.	NAMES OF REPORTING PERSONS Peter Svennilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,768,181 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,768,181 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,768,181 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by TCG II LP. TCG II GP LP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 36,348,986 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Prospectus.

CUSIP No. 68622P109	13G

Item 1(a).	Name of Issuer:

ORIC Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

240 E. Grand Ave, 2nd Floor

South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by The Column Group II, LP (“TCG II LP”), The Column Group II GP, LP (“TCG II GP LP” and together with TCG II LP, the “Reporting Entities”) and Peter Svennilson (“Svennilson”) and David Goeddel (“Goeddel” and together with Svennilson, the “Managing Individuals”). The Reporting Entities and the Managing Individuals collectively are referred to as the “Reporting Persons”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is c/o The Column Group, 1 Letterman Drive, Building D, Suite M-900, San Francisco, CA 94129.

Item 2(c).	Citizenship:

Each of TCG II LP and TCG II GP LP is a limited partnership organized under the laws of the State of Delaware. Goeddel is a citizen of the United States of America and Svennilson is a citizen of Sweden.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

68622P109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of TCG II LP and TCG II GP LP, the general and limited partners, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 68622P109	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Peter Svennilson
Name:	Peter Svennilson

By:	/s/ David Goeddel
Name:	David Goeddel